Exhibit 12.1

STATEMENT OF COMPUTATION OF OPERATING RATIOS

Operating ratios which appear in this Form 10-K, including gross profit, warehouse and delivery expenses, selling, general, and administrative expenses, operating income, and net income were computed by dividing the respective amounts by net sales for the periods indicated.